File No. 69-228



                              UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                                FORM U-3A-2


       STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
         FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT
                                  OF 1935

                                 Nicor Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Nicor Inc., an Illinois corporation, is a holding company, whose subsidiaries are engaged primarily in gas distribution and containerized shipping. The general office of the company and subsidiary companies, except as otherwise noted, is located at 1844 Ferry Road, Naperville, Illinois 60563-9600. The following are subsidiaries of the company, all of which are wholly owned:

   Northern Illinois Gas Company (doing business as Nicor Gas) and
   Subsidiary

   Northern Illinois Gas Company, an Illinois Corporation doing business as Nicor Gas, is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern
   Illinois, excluding the city of Chicago. It serves approximately 1.9 million customers in more than 600 communities and adjacent areas in 35 counties. Nicor Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission which has authority to regulate substantially all phases of Nicor Gas' public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Nicor Gas, is a partner in a small oil and gas production project.

   Birdsall, Inc. and Subsidiaries

   Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged primarily in the handling and carriage of containerized cargo. Birdsall's major subsidiary, Tropical Shipping and Construction Co., Ltd. (Tropical), a Bahamian corporation,





   Birdsall, Inc. and Subsidiaries (concluded)

   is engaged in containerized liner shipping between the Port of Palm Beach, Florida and 26 ports in the Caribbean. Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are:
   Birdsall Shipping Co., Ltd. - Liberia; Birdsall Shipping, S.A. - Panama; Container Terminals, Ltd. - Bahamas; Freship S.A. - Dominican Republic; Tropical Shipping of Canada Inc. - Delaware; Transfresca, S.A. - Honduras; Birdsall de Mexico, S.A. - Mexico; Tropical
   Shipping, Inc. - Delaware; and Tropical Shipping International, Ltd. - Bahamas, all of which own vessels, act as shipping agents or operate as nonvessel operating common carriers. Seven Seas Insurance Company Ltd.
   - Bahamas and Seven Seas Insurance Company, Inc. - Florida insure marine risk for cargo. Tropic Equipment Leasing, Inc. - Delaware maintains an equity interest in a container leasing company.

   Other Subsidiaries

   Nicor Energy Services Company, a Delaware corporation, offers service contracts on residential heating, air conditioning and water heating equipment in various communities of northern Illinois.

   Nicor Technologies Inc., a Delaware corporation, moves new technologies, primarily natural gas-related, from concept to marketplace and offers consulting services to the natural gas industry.

   Nicor Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries, all of which are Delaware corporations: Nicor NGV Corp. is in a partnership that provides turnkey natural gas fuel station services for the natural gas vehicle market; Nicor Gas Exchange Company, formerly engaged in providing a real-time information application to a local distribution company, has disposed of substantially all of its assets; Nicor HUB, Inc. is a partner in a limited-liability company that promotes, administers and develops market-area hubs; Nicor Energy Management Services Company is a partner in a limited-liability company that provides gas marketing and related services in the midwest; Nicor Energy Solutions Inc., acts as a general contractor for cogeneration development projects, providing equipment maintenance services and guaranteeing improved energy efficiency; and Nicor Voyageur Inc. is a partner in a limited-liability company engaged in the development of a natural gas pipeline, Viking Voyageur Gas Transmission, in Minnesota, Wisconsin and Illinois.

   Nicor Oil and Gas Corporation, a Delaware corporation, a holding company formerly engaged in gas and oil exploration and production, has disposed of substantially all of its assets.

   Nicor National Inc., a Delaware corporation, and its two wholly owned subsidiaries, Nicor National Louisiana Inc. and Nicor National Illinois Inc., also both Delaware corporations, were formerly engaged in the shipyard business and have disposed of substantially all of their assets.

   Nicor Mining Inc., a Delaware corporation, formerly engaged in the coal mining business, has disposed of substantially all of its assets.

2. Gas Distribution Properties. The gas distribution, transmission and storage system of Nicor Gas is wholly within the State of Illinois and includes approximately 29,000 miles of mains, approximately 26,000 miles of service pipe connecting the mains to customers' premises and seven underground storage fields. Other properties of Nicor Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools and communication, computer and office equipment, as required for the conduct of its business.

3. The following information relates to Nicor Gas for calendar year 1997:

   a.  Mcf of natural gas distributed at
       retail (1)                                        298,395,336

   b.  Mcf of natural gas distributed at
       retail outside of Illinois                            None

   c.  Mcf of natural gas sold at wholesale
       outside of or at the state line of
       Illinois (2)                                           58,600

   d.  Mcf of natural gas purchased outside
       of or at the state line of Illinois (3)           295,270,585

   (1) Represents direct sales to residential and commercial consumers only. Sales to industrial consumers for their own use were 12,864,401 Mcf. In addition, 168,050,776 Mcf and 65,984,107 Mcf of customer-owned gas were delivered to industrial and commercial consumers, respectively, through transportation agreements.
   (2) Represents transactions with a third party such as a marketer, broker and/or other reseller of natural gas, undertaken for the benefit of retail ratepayers. No gas was sold directly to end-users outside the state of Illinois.
   (3) Although this gas was purchased outside of Illinois, it was transported to Illinois by nonaffiliated pipelines and virtually all of the gas was delivered inside the State.

4. Not applicable.

                                 Signature



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998.


                                         Nicor Inc.



                                         By        DAVID L. CYRANOSKI
                                                   David L. Cyranoski
                                                 Senior Vice President,
                                                Secretary and Controller

CORPORATE SEAL





ATTEST:



          A. C. ALLISON
          A. C. Allison
       Assistant Secretary








Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                    D. L. Cyranoski
                    Senior Vice President,
                    Secretary and Controller

                    Nicor Inc.
                    P. O. Box 3014
                    Naperville, Illinois  60566-7014

                              Exhibits Index


Exhibit
 Number                               Description

  A-1         Nicor Inc. Consolidating Statement of Income

  A-2         Nicor Inc. Consolidating Balance Sheet

  A-3         Nicor Inc. Consolidating Statement of Retained Earnings

  A-4         Birdsall, Inc. Consolidating Statement of Income

  A-5         Birdsall, Inc. Consolidating Balance Sheet

  A-6         Birdsall, Inc. Consolidating Statement of Retained Earnings

   B          Nicor Inc. Consolidated Financial Data Schedule

                                                           Nicor Inc.                                      Exhibit A-1
                                               Consolidating Statement of Income                           (Unaudited)
                                             For the Year Ended December 31, 1997
                                               (Millions, except per share data)

                                                                                         Discontinued
                                                                                          Operations,
                                                                                          Adjustments
                                    Nicor       Nicor      Birdsall,         Other            and
                                     Inc.        Gas         Inc.    (a) Subsidiaries    Eliminations   Consolidated

Operating revenues                 $      -   $1,730.5     $  213.1        $   58.7         $   (9.7)     $1,992.6

Operating expenses:
 Cost of gas                              -    1,129.0            -            44.9             (9.7)      1,164.2
 Operating and maintenance              4.7      150.8        170.3            14.5                -         340.3
 Depreciation                             -      116.6         14.2              .4                -         131.2
 Taxes, other than income
   taxes                                  -      124.0          3.1               -                -         127.1
                                        4.7    1,520.4        187.6            59.8             (9.7)      1,762.8

Operating income (loss)                (4.7)     210.1         25.5            (1.1)               -         229.8
Other income (expense):
 Income from continuing
   subsidiaries                       123.0          -            -               -           (123.0)            -
 Interest income                        2.2        1.4          1.6              .1             (2.4)          2.9
 Other, net                             6.7        6.0           .9             (.2)             (.1)         13.3
                                      131.9        7.4          2.5             (.1)          (125.5)         16.2
Income (loss) before interest
 on debt and income taxes             127.2      217.5         28.0            (1.2)          (125.5)        246.0

Interest on debt, net of
 amounts capitalized                    1.6       45.9          1.9              .2              (.5)         49.1
Income (loss) before income taxes     125.6      171.6         26.1            (1.4)          (125.0)        196.9

Income taxes                           (3.5)      64.7          9.2             (.5)             (.9)         69.0
Income (loss) from continuing
 operations                           129.1      106.9         16.9             (.9)          (124.1)        127.9

Income (loss) from discontinued
 operations, net of income taxes       (1.2)         -            -               -              1.2             -
Net income (loss)                     127.9      106.9         16.9             (.9)          (122.9)        127.9

Dividends on preferred stock             .4         .5            -               -              (.5)           .4
Earnings (loss) applicable to
 common stock                       $ 127.5   $  106.4     $   16.9        $    (.9)        $ (122.4)     $  127.5

Basic earnings per average share
 of common stock from:
    Continuing Operations                                                                                   $ 2.62
    Discontinued Operations                                                                                      -
                                                                                                            $ 2.62
Average shares of common stock
 outstanding                                                                                                  48.8

Dilutive earnings per average share
 of common stock from:
    Continuing Operations                                                                                   $ 2.61
    Discontinued Operations                                                                                      -
                                                                                                            $ 2.61
Average dilutive shares of common
 stock                                                                                                        48.9

<F1>
(a) From Birdsall, Inc. Consolidated column on Exhibit A-4.
<F2>
Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-6 aggregate less than 2% of Nicor
       Inc. consolidated assets.



                                                          Nicor Inc.                                       Exhibit A-2
                                                  Consolidating Balance Sheet                              (Unaudited)
                                                       December 31, 1997
                                                           (Millions)

                                                                                         Discontinued

                                                                                          Operations,
                                                                                          Adjustments
                                        Nicor      Nicor   Birdsall,         Other            and
                                         Inc.       Gas       Inc.  (a)  Subsidiaries    Eliminations   Consolidated

ASSETS

Current assets:
 Cash and cash equivalents             $     .4  $      -     $    4.3     $    1.2        $    (.7)      $    5.2
 Short-term investments, at cost
   which approximates market                  -         -         20.2            -               -           20.2
 Receivables, less allowances of $8.6      79.0     321.4         28.8          8.4           (83.0)         354.6
 Gas in storage, at last-in,
   first-out cost                             -     127.8            -            -               -          127.8
 Other                                      1.1      22.0          4.0            -             (.1)          27.0
                                           80.5     471.2         57.3          9.6           (83.8)         534.8

Investments in continuing
 subsidiaries                             781.2         -            -            -          (781.2)             -

Property, plant and equipment, at cost:
   Gas distribution                           -   3,012.3            -            -            14.5        3,026.8
   Shipping                                   -         -        240.4            -               -          240.4
   Other                                      -         -            -           .5               -             .5
                                              -   3,012.3        240.4           .5            14.5        3,267.7

 Less accumulated depreciation                -   1,382.3        134.8           .3            14.5        1,531.9
                                              -   1,630.0        105.6           .2               -        1,735.8

Other assets                               19.2      88.0         14.9          1.9               -          124.0

                                       $  880.9  $2,189.2     $  177.8     $   11.7        $ (865.0)      $2,394.6

LIABILITIES AND CAPITALIZATION

Current liabilities:
 Long-term obligations due within
   one year                            $     .4  $   25.5     $      -     $      -        $    (.5)      $   25.4
 Short-term borrowings                     24.5     254.6            -          5.6            (5.8)         278.9
 Accounts payable                          11.7     214.0         23.3          2.2            (9.3)         241.9
 Other                                     20.0     106.6          (.6)        (1.5)          (49.1)          75.4
                                           56.6     600.7         22.7          6.3           (64.7)         621.6

Deferred credits and other liabilities:
 Deferred income taxes                     17.1     184.6         11.1          2.3             (.2)         214.9
 Regulatory income tax liability              -      81.8            -            -             (.1)          81.7
 Unamortized investment tax
   credits                                    -      46.2            -            -               -           46.2
 Other                                     50.0      64.1          2.4            -            13.1          129.6
                                           67.1     376.7         13.5          2.3            12.8          472.4

Capitalization:
 Long-term debt                             6.8     520.9         22.5            -               -          550.2
 Preferred stock
   Redeemable                               6.3       8.1            -            -            (8.1)           6.3
   Nonredeemable                             .1       1.4            -            -            (1.4)            .1
 Common stock                             120.5      76.2           .5          9.4           (86.1)         120.5
 Paid-in capital                              -     107.9            -            -          (107.9)             -
 Retained earnings                        623.5     497.3        118.6         (6.3)         (609.6)         623.5
                                          757.2   1,211.8        141.6          3.1          (813.1)       1,300.6

                                       $  880.9  $2,189.2     $  177.8     $   11.7        $ (865.0)      $2,394.6


<F1>
(a) From Birdsall, Inc. Consolidated column on Exhibit A-5.



                                                       Nicor Inc.                                          Exhibit A-3
                                      Consolidating Statement of Retained Earnings                         (Unaudited)
                                          For the Year Ended December 31, 1997
                                                       (Millions)

                                                                                         Discontinued
                                                                                          Operations,
                                                                                          Adjustments
                                        Nicor      Nicor   Birdsall,         Other           and
                                         Inc.       Gas       Inc.  (a)  Subsidiaries    Eliminations   Consolidated


Balance at beginning of year           $  582.1  $  498.4   $  108.8       $   (5.4)         $ (601.8)    $  582.1

Net income (loss)                         127.9     106.9       16.9            (.9)           (122.9)       127.9

Dividends on common stock                 (68.0)   (107.5)      (7.1)             -             114.6        (68.0)

Dividends on preferred stock                (.4)      (.5)         -              -                .5          (.4)

Reacquired and canceled stock             (18.1)        -          -              -                 -        (18.1)

Balance at end of year                 $  623.5  $  497.3   $  118.6       $   (6.3)         $ (609.6)    $  623.5


<F1>
(a) From Birdsall, Inc. Consolidated column on Exhibit A-6.



                                                       Birdsall, Inc.                                     Exhibit A-4
                                             Consolidating Statement of Income                            (Unaudited)
                                            For the Year Ended December 31, 1997
                                                         (Millions)
                                                 Tropical
                                                Shipping &     Birdsall                     Adjustments
                                 Birdsall,     Construction   Shipping,        Other            and
                                    Inc.      Company, Ltd.      S.A.      Subsidiaries    Eliminations   Consolidated

Operating revenues                $  49.3        $ 184.6       $  10.0        $  50.5         $ (81.3)       $ 213.1

Operating expenses
  Operating and maintenance          43.0          160.9           4.4           43.4           (81.4)         170.3
  Depreciation                        3.9            7.9           2.0             .4                           14.2
  Taxes, other than income
    taxes                             1.7            1.3             -             .1               -            3.1
                                     48.6          170.1           6.4           43.9           (81.4)         187.6
Operating income (loss)                .7           14.5           3.6            6.6              .1           25.5

Other income (expense)
  Interest income                       -            1.1             -             .6             (.1)           1.6
  Other, net                         24.0            4.1            .2            1.7           (29.1)            .9
                                     24.0            5.2            .2            2.3           (29.2)           2.5
Income (loss) before interest
  on debt and income taxes           24.7           19.7           3.8            8.9           (29.1)          28.0

Interest on debt, net of amounts
  capitalized                         1.7             .7           (.4)             -             (.1)           1.9
Income (loss) before income
  taxes                              23.0           19.0           4.2            8.9           (29.0)          26.1

Income taxes                          7.4              -             -            1.6              .2            9.2

Net income (loss)                 $  15.6        $  19.0       $   4.2        $   7.3         $ (29.2)       $  16.9




                                                      Birdsall, Inc.                                       Exhibit A-5
                                               Consolidating Balance Sheet                                 (Unaudited)
                                                    December 31, 1997
                                                        (Millions)
                                                    Tropical
                                                   Shipping &     Birdsall                   Adjustments
                                    Birdsall,     Construction   Shipping,       Other           and
                                       Inc.      Company, Ltd.      S.A.     Subsidiaries   Eliminations   Consolidated

ASSETS

Current assets:
 Cash and cash equivalents           $   (.6)       $   4.8       $     -       $    .1        $     -        $   4.3
 Short-term investments, at cost
   which approximates market               -           17.0             -           3.2              -           20.2
 Receivables,
   less allowances of $1.0                .4           25.5             -           2.9              -           28.8
 Other                                   2.4            1.3             -            .3              -            4.0
                                         2.2           48.6                         6.5                          57.3

Investments in subsidiaries             14.2           28.7             -           2.2          (45.1)             -

Property, plant and equipment,
 at cost                                70.0          113.9          47.3           6.2            3.0          240.4
 Less accumulated depreciation          43.1           61.6          23.7           3.7            2.7          134.8
                                        26.9           52.3          23.6           2.5             .3          105.6

Other assets                             7.2            3.5           6.1          16.5          (18.4)          14.9

                                     $  50.5        $ 133.1       $  29.7       $  27.7        $ (63.2)       $ 177.8

LIABILITIES AND CAPITALIZATION

Current liabilities:
 Accounts payable                    $   8.9        $  11.7       $    .9       $   1.8        $     -        $  23.3
 Other                                   (.9)            .1             -            .2              -            (.6)
                                         8.0           11.8            .9           2.0              -           22.7

Deferred credits and other
 liabilities:
   Deferred income taxes                11.1              -             -             -              -           11.1
   Other                                 4.4           12.1            .6           3.8          (18.5)           2.4
                                        15.5           12.1            .6           3.8          (18.5)          13.5

Capitalization:
 Long-term debt                         22.5              -             -             -              -           22.5
 Preferred stock                                        2.0             -             -           (2.0)             -
 Common stock                             .5              -             -          11.3          (11.3)            .5
 Paid-in capital                                          -          25.2           1.9          (27.1)             -
 Retained earnings                       4.0          107.2           3.0           8.7           (4.3)         118.6
                                        27.0          109.2          28.2          21.9          (44.7)         141.6

                                     $  50.5        $ 133.1       $  29.7       $ 27.7         $ (63.2)       $ 177.8




                                                   Birdsall, Inc.                                          Exhibit A-6
                                    Consolidating Statement of Retained Earnings                           (Unaudited)
                                        For the Year Ended December 31, 1997
                                                     (Millions)
                                                   Tropical
                                                  Shipping &     Birdsall                  Adjustments
                                    Birdsall,    Construction   Shipping,      Other           and
                                       Inc.     Company, Ltd.      S.A.    Subsidiaries   Eliminations  Consolidated


Balance at beginning of year         $  (4.5)      $ 107.4       $   2.3      $   7.8        $  (4.2)      $ 108.8

Net income (loss)                       15.6          19.0           4.2          7.3          (29.2)         16.9

Dividends on common stock               (7.1)        (19.2)         (3.5)        (6.4)          29.1          (7.1)

Balance at end of year               $   4.0       $ 107.2       $   3.0      $   8.7        $  (4.3)      $ 118.6






                                                                Exhibit B
                                                               (Unaudited)





                                Nicor Inc.
                   Consolidated Financial Data Schedule
                   For the Year Ended December 31, 1997
                                (Millions)





             1.  Total Assets                        $2,394.6

             2.  Total Operating Revenues             1,992.6

             3.  Net Income                             127.9